                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                 FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15 (d) of
                    THE SECURITIES EXCHANGE ACT OF 1934


                For the fiscal year ended December 31, 1994

                        Commission File No. 2-83256


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


      RELIABILITY INCORPORATED EMPLOYEE STOCK SAVINGS PLAN AND TRUST




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                         RELIABILITY INCORPORATED
                              16400 Park Row
                           Houston, Texas  77084
                             P. O. Box 218370
                        Houston, Texas  77218-8370

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN

                             December 31, 1994

                             TABLE OF CONTENTS


Financial Statements:

  Report of Independent Public Accountants                           3
  Statements of Net Assets Available for Benefits                    4
  Statements of Changes in Net Assets Available for Benefits         5
  Notes to Financial Statements                                      6


Additional Financial Information:

  Line 27a - Schedule of Assets Held for Investment Purposes        25
  Line 27e and 27f - Schedule of Nonexempt Transactions             27
  Line 27b - Schedule of Loans or Fixed Income Obligations          27
  Line 27c - Schedule of Leases in Default or Classified as
               Uncollectible                                        27
  Line 27d - Schedule of Reportable Transactions                    28


Signatures                                                          31

Exhibit 23 - Consent of Independent Public Accountants dated        33
               June 28, 1995

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


The Administrative Committee
Reliability Incorporated Employee
  Stock Savings Plan and Trust


    We have audited the accompanying statements of net assets available for benefits of the Reliability Incorporated Employee Stock Savings Plan and Trust (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment at December 31, 1994 and 1993, non-exempt party-in-interest transactions at December 31, 1994 and 1993, obligations in default at December 31, 1994 and 1993, leases in default or classified as uncollectible at December 31, 1994 and 1993, and reportable transactions for each of the three years in the period ended December 31, 1994, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The Fund Information in Note F is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ERNST & YOUNG, LLP

Houston, Texas
May 5, 1995

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                        December 31
                                                      ----------------
                                                      1994        1993
                                                      ----        ----
Plan assets:
  Investment in common stock of Reliability
    Incorporated at fair value (335,918 and
    345,362 shares at cost of $1,045,604
    and $1,062,723 at December 31, 1994
    and 1993, respectively)                     $  797,805    $1,165,597

  Investment in securities of unaffiliated
    issuers:
      Short-term Investments at fair value,
      which approximates cost (1,018,730
        and 367,109 units at December 31,
        1994 and 1993, respectively)             1,018,730       367,109

  Investment (at fair value) in The
     Victory Funds of KeyCorp:
      Intermediate Income Fund (73 and 8,594
        units at cost of $719 and $85,922 at
        December 31, 1994 and 1993,
       respectively)                                   668        85,515
      Value Stock Fund (452 and 12,320 units
        at cost of $4,509 and $123,226 at
        December 31, 1994 and 1993,
        respectively)                                4,380       124,428
      Growth Stock Fund (118 and 11,060 units
        at cost of $1,183 and $110,570 at
        December 31, 1994 and 1993,
        respectively)                                1,163       110,930
      Special Growth Stock Fund (12 and 16,459
        units at cost of $123 and $164,345 at
        December 31, 1994 and 1993,
        respectively)                                  106       168,872
   Participant Loans Outstanding:
      Loan Fund (63,636 and 56,098 units at
        cost of $63,636 and $56,098 at
        December 31, 1994 and 1993,
        respectively)                               63,636        56,098
                                                 ---------     ---------
                                                 1,886,488     2,078,549
   Other assets                                      5,681         1,148
                                                 ---------     ---------
        Total assets                             1,892,169     2,079,697

Liabilities:
  Stock purchases pending                                -        47,499
  Other liabilities                                      -         1,390
                                                 ---------     ---------
        Total liabilities                                -        48,889
                                                 ---------     ---------
Net assets available for benefits               $1,892,169    $2,030,808
                                                 =========     =========

                          See accompanying notes.

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN



        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                           Year Ended December 31
                                        -------------------------------

                                        1994          1993         1992
                                        ----          ----         ----

Investment income:
  Interest                         $   31,494    $   18,070   $   14,277
  Realized gain (loss) on
    disposition of securities         (45,448)      111,392       78,775
                                    ---------     ---------    ---------
    Total investment income (loss)    (13,954)      129,462       93,052

Unrealized appreciation
  (depreciation) in fair value
   of investments                    (334,584)      644,525       49,770

Contributions:
  Employee                            211,171       176,975      129,308
  Employer                             64,047        62,892       58,819
  Employer voluntary                   42,369        41,841       62,508
                                    ---------     ---------    ---------
    Total contributions               317,587       281,708      250,635

Withdrawals and terminations          (98,622)     (312,896)    (134,748)

Fees and expenses                      (9,066)      (10,193)           -
                                    ---------     ---------    ---------

    Net increase (decrease)          (138,639)      732,606      258,709

Net assets available for benefits
  at beginning of year              2,030,808     1,298,202    1,039,493
                                    ---------     ---------    ---------
Net assets available for
  benefits at end of year          $1,892,169    $2,030,808   $1,298,202
                                    =========     =========    =========















                          See accompanying notes.

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS

                             December 31, 1994

NOTE A - PARTICIPATION AND CONTRIBUTIONS

In July 1983, Reliability Incorporated (the "Company" or "Employer") adopted an Employee Stock Savings Plan and Trust (the "Plan"). Under the Plan, employees of the Company who meet the requirements described below are eligible to participate in the Plan.

The Plan is administered by an Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. All assets of the Plan are held under discretionary trust agreements.

United States employees of the Employer who have attained the age of 21 and have completed 1 year of service, as defined in the Plan, become a member ("Member") of the Plan on the January 1 or July 1 next following the date on which they became eligible and may elect to make contributions to the Plan as described below. A Member's election to make contributions is entirely voluntary, and each Member assumes all investment risks connected with the securities held for his account by the Trustee.

Under the Plan, a Member may contribute, through payroll deductions, an amount ("Employee Contribution") equal to 2 to 15 percent of defined compensation. The Member may further elect to have all or a portion of his contributions not be subject to federal income taxes under Section 401(k) of the Internal Revenue Code. Defined compensation excludes bonuses, commissions, shift differentials, overtime premiums, and similar payments. Participants may increase or decrease contribution percentages monthly.

The Employer matches the Employee Contribution by an amount ("Employer Contribution") equal to 50 percent of the Employee Contributions to a maximum of 2 percent of the Member's defined compensation. Also, the Employer annually contributes to employed Members a supplemental amount ("Employer Voluntary Contribution") equal to 1 percent of the Members' defined compensation for the period during which they were Members.

A Member receives a vested interest in the balances in the Employer Contribution and Employer Voluntary Contributions for his benefit plus allocated earnings and realized and unrealized gains and losses thereon (his "Employer Account") based upon years of service (as defined in the Plan) as follows:

                                                      Vested interest in
      Years of Service                                 Employer Accounts
      ----------------                                ------------------
       Less than 3                                           0%
            3                                               20%
            4                                               40%
            5                                               60%
            6                                               80%
            7                                              100%


A Member always has a 100 percent vested interest in the balance in his Employee Contributions plus allocated earnings and realized and unrealized gains and losses thereon (his "Employee Account").

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

                             December 31, 1994

NOTE A - PARTICIPATION AND CONTRIBUTIONS - Continued


Upon death or total and permanent disability, a Member is automatically fully vested in his Employer Accounts. If the Plan is terminated by the Company, all Members become fully vested in all their accounts.

NOTE B - PLAN INVESTMENTS

On September 1, 1994 KeyCorp changed the names of the funds from The Society Funds to The Victory Funds. The make-up of the funds did not change, it was a change in name only.

A Member may elect to invest his Employee Contributions in one or more of six funds: (i) the Reliability Incorporated ("RI") Common Stock Fund; (ii) the EB Money Market Fund; (iii) the Victory Intermediate Income Fund; (iv) the Victory Value Stock Fund; (v) the Victory Growth Stock Fund; and (vi) the Victory Special Growth Stock Fund. The contribution to each fund elected may not be less than 5 percent of the Member's total contributions. The investment election for future contributions and existing fund balances may be changed daily. The minimum investment balance in any selected fund is 5% of the Member's Employee Account.

Employee Contributions to the RI Common Stock Fund are invested in the common stock of the Company, which is purchased by the Trustee in the open market, and in temporary short-term investments. The fair value of the RI Common Stock Fund is based on quoted market prices.

Employee Contributions to the EB Money Market Fund are primarily invested in high grade money market instruments. The average life of the Fund's investments is less than 120 days and a minimum of 20% of the Fund is invested in overnight investments. The fair value of the Fund is based on the face value of its interest bearing certificates.

Employee Contributions to the Victory Intermediate Income Fund are invested in investment-grade debt securities issued by corporations and obligations of the U.S. Government and its agencies or instrumentalities. The Fund may also invest in preferred stocks and intends to maintain a dollar weighted average portfolio maturity of approximately three to eight years. The fair value of the Fund is based on quoted market prices of those securities it owns.

Employee Contributions to the Victory Value Stock Fund are primarily invested in a diversified group of common stocks, with an emphasis on companies with above average total return potential. The fair value of the Fund is based on quoted market prices of those stocks it owns.

Employee Contributions to the Victory Growth Stock Fund are invested in a diversified group of common stocks, with an emphasis on companies with superior prospects for long-term earnings growth and price appreciation. The fair value of the Fund is based on quoted market prices of those stocks it owns.

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

                             December 31, 1994

NOTE B - PLAN INVESTMENTS - Continued


Employee Contributions to the Victory Special Growth Stock Fund are invested in common stocks of small companies with a market value of less than $1 billion and medium-sized companies with a market value of $1-$5 billion that are believed to have superior prospects for long-term earnings growth and price appreciation. The fair value of the Fund is based on quoted market prices of those stocks it owns.

Employer Contributions and Employer Voluntary Contributions are invested solely in the RI Common Stock Fund. Purchases of securities are reflected on the trade dates. A participant who is 55 years of age and who is 100% vested in his Employer Accounts may elect to have a portion of his balance in these accounts diversified to other investment funds offered under the Plan. This election may be made only once during each Plan year.

Administrative expenses are paid by the Plan. As of December 31, 1994, there were 139 Members in the Plan, of which 87 were making Employee Contributions.

Gains and losses realized on the sale of securities in the RI Common Stock Fund are recorded on an average cost basis.

NOTE C - WITHDRAWALS AND TERMINATIONS

A Member may elect to withdraw all or a portion of his Employee Contributions. If the employee elected to have his contributions treated as not subject to federal income taxes, as described in Note A, certain restrictions may apply. A Member making such an election is not permitted to make future Employee Contributions prior to the first day of the month following the expiration of six months from the date of such withdrawal.

Upon a Member's termination of employment, the Member may elect the method of distribution of his Employee and vested Employer Accounts from the following settlement options:

      (1)   Lump-sum payment or

      (2) Periodic (monthly or quarterly) installments over a period not to exceed 20 years. If distributions are payable in this manner, the Member's Employee and Employer Accounts are segregated and placed in a Distribution Account where gains, losses, and earnings thereon are allocated. The Distribution Account is invested in one of the six funds as elected by the Member as described in Note B.

Distributions of the vested portion of the Employer Accounts of terminated Members during the Plan years ending December 31, 1994 and December 31, 1993 totalled $58,888 and $137,768, respectively.

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE C - WITHDRAWALS AND TERMINATIONS - continued

The nonvested portions of the Employer Accounts of a Member whose employment is terminated prior to the attainment of seven years of service or who retires prior to Normal Retirement Age (as defined in the Plan), are forfeited and allocated among the other Members ($9,238 and $8,710 in 1994 and 1993, respectively) as follows:

      (1) The portion related to Employer Contributions is allocated to the Members who have made Employee Contributions through the entire Plan year in the ratio of such Employee Contributions; and

      (2) The portion related to Employer Voluntary Contributions is allocated to those Members receiving such contributions in the ratio that each such Member's defined compensation for the Plan Year, or that portion of the Plan Year during which he was a Member of the Plan, bears to the total defined compensation for all Members for the Plan year.

Forfeitures are not considered reductions of the Employer's Contribution or the Employer's Voluntary Contribution.

NOTE D - PARTICIPANT LOANS

Under the Plan, a participant may borrow up to the lowest of 1) $50,000, 2) 50% of his or her non-forfeitable accrued benefit or 3) the total of his or her Employee Account. The minimum loan amount is $1,000 and the maximum loan term is five years. Loan payments are made through payroll deductions. During 1994 and 1993, $25,025 and $61,575, respectively, were borrowed by Plan participants.

NOTE E - FEDERAL INCOME TAX AND ERISA

A favorable determination letter dated August 26, 1991, was received from the Internal Revenue Service for the Plan as amended on January 1, 1989, regarding its qualification under Section 401(a) of the Internal Revenue Code, and the Plan is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code. The Plan was amended and restated on August 26, 1991, and the Plan's Administrative Committee believes that the Plan, as amended and restated, continues to be qualified. The Administrative Committee is currently in the process of obtaining a determination letter for the Plan.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) relative to participation, vesting, and the fiduciary responsibility of Plan Administrators, but is not subject to the provisions which deal with funding requirements, prohibitions against holding employer securities, or plan termination insurance.

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY EACH INVESTMENT
   FUND
                                               December 31, 1994
                                      -----------------------------------
                                               Reliability Incorporated
                                                   Common Stock Fund
                                                                 Non-Par-
                                       Total   Participant       ticipant
                                        Plan     Directed        Directed
                                       -----   -----------       --------

Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated
       (335,918 shares at cost
       of $1,045,604)               $  797,805    $104,210       $693,595

  Investment in securities of
    unaffiliated issuers:
      Short-term investments
       (1,018,730 units at cost
       which approximates fair
       value)                        1,018,730       6,324         42,094

  Investment in The Victory Funds
    of KeyCorp:
      Intermediate Income Fund
       (73 units at cost of $719)          668
      Value Stock Fund (452
        units at cost of $4,509)         4,380
      Growth Stock Fund (118
        units at cost of $1,183)         1,163
      Special Growth Stock Fund
        (12 units at a cost of $123)       106
      Loan Fund (63,636 units at
        cost which approximates
          fair value)                   63,636
                                     ---------     -------        -------
                                     1,886,488     110,534        735,689

Other assets                             5,681       3,502             39
                                     ---------     -------        -------
Net Assets Available for Benefits   $1,892,169    $114,036       $735,728
                                     =========     =======        =======

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY EACH INVESTMENT
         FUND - continued

                                                  December 31, 1994
                                              ---------------------------
                                                  EB     Interme-
                                                Money     diate     Value
                                                Market    Income    Stock
                                                 Fund      Fund     Fund
                                                  Participant Directed
                                               --------   -------  ------
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated
       (335,918 shares at cost
       of $1,045,604)                          $      -   $     -$      -

  Investment in securities of
    unaffiliated issuers:
      Short-term investments
       (1,018,730 units at cost
       which approximates fair
       value)                                   378,169    93,741 177,279

  Investment in The Victory Funds
    of KeyCorp:
      Intermediate Income Fund
       (73 units at cost of $719)                             668
      Value Stock Fund (452
        units at cost of $4,509)                                    4,380
      Growth Stock Fund (118
        units at cost of $1,183)
      Special Growth Stock Fund
        (12 units at a cost of $123)
      Loan Fund (63,636 units at
        cost which approximates
          fair value)
                                                -------   ------- -------
                                                378,169    94,409 181,659

Other assets                                      1,821         1       2
                                                -------   ------- -------
Net Assets Available for Benefits              $379,990   $94,410$181,661
                                                =======    ====== =======

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY EACH INVESTMENT
         FUND - Continued

                                                   December 31, 1994
                                                -------------------------
                                                          Special
                                                Growth    Growth
                                                 Stock     Stock     Loan
                                                 Fund      Fund      Fund
                                                  Participant Directed
                                                ------    -------    ----
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated
       (335,918 shares at cost
       of $1,045,604)                          $      -  $      - $     -

  Investment in securities of
    unaffiliated issuers:
      Short-term investments
       (1,018,730 units at cost
       which approximates fair
       value)                                   153,653   167,470

Investment in The Victory Funds
  of KeyCorp:
    Intermediate Income Fund
      (73 units at cost  of $719)
    Value Stock Fund (452
      units) at cost of $4,509)
    Growth Stock Fund (118
      units at cost of $1,183)                    1,163
    Special Growth Stock Fund
      (12 units at a cost of $123)                            106
    Loan Fund (65,478 units at
      cost which approximates
      fair value)                                                  63,636
                                                -------   -------  ------
                                                154,816   167,576  63,636

Other assets                                          3         2     311
                                                -------   -------  ------
Net Assets Available for Benefits              $154,819  $167,578 $63,947
                                                =======   =======  ======

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY EACH INVESTMENT
         FUND - continued
                                                 December 31, 1993
                                         --------------------------------
                                                 Reliability Incorporated
                                                     Common Stock Fund
                                                                 Non-Par-
                                       Total     Participant     ticipant
                                        Plan       Directed      Directed
                                       -------   -----------   ----------
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated
       (345,362 shares at cost
       of $1,062,723)               $1,165,597      $163,450   $1,002,147

  Investment in securities of
    unaffiliated issuers:
      Short-term investments
       (367,109 units at cost
       which approximates fair
       value)                          367,109         7,074       43,369

  Investment in The Society Funds
    of Society National Bank:
      Intermediate Income Fund
       (8,594 units at cost of
       $85,922)                         85,515
      Value Stock Fund (12,320
       units at cost of
        $123,226)                      124,428
      Growth Stock Fund (11,060
       units at cost of
        $110,570)                      110,930
      Special Growth Stock Fund
       (16,459 units at cost of
        $164,345)                      168,872
      Loan Fund (56,098 units at
        cost which approximates
        fair value)                     56,098
                                     ---------       -------    ---------
                                     2,078,549       170,524    1,045,516
  Other assets                           1,148             3           17
                                     ---------       -------    ---------
    Total Assets                     2,079,697       170,527    1,045,533

Liabilities:
  Pending Purchases                     47,499         1,179       46,320
  Fees and Expenses                      1,390             -          997
                                     ---------       -------    ---------
    Total Liabilities                   48,889         1,179       47,317
                                     ---------       -------    ---------
Net Assets Available for Benefits   $2,030,808      $169,348   $  998,216
                                     =========       =======    =========

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY EACH INVESTMENT
         FUND - continued
                                                 December 31, 1993
                                        ---------------------------------
                                          EB          Inter-
                                        Money        mediate       Value
                                        Market        Income       Stock
                                         Fund           Fund        Fund
                                             Participant Directed
                                       -------       -------       -----
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated
       (345,362 shares at cost
       of $1,062,723)                 $      -       $     -     $      -

  Investment in securities of
    unaffiliated issuers:
      Short-term investments
       (367,109 units at cost
       which approximates fair
       value)                          316,666

  Investment in The Society Funds
    of Society National Bank:
      Intermediate Income Fund
       (8,594 units at cost of
       $85,922)                                       85,515
      Value Stock Fund (12,320
       units at cost of
        $123,226)                                                 124,428
      Growth Stock Fund (11,060
       units at cost of
        $110,570)
      Special Growth Stock Fund
       (16,459 units at cost of
        $164,345)
      Loan Fund (56,098 units at
        cost which approximates
        fair value)
                                       -------        ------      -------
                                       316,666        85,515      124,428
  Other assets                             938            21           54
                                       -------        ------      -------
    Total Assets                       317,604        85,536      124,482

Liabilities:
  Pending Purchases                          -             -            -
  Fees and Expenses                        145            38           76
                                       -------        ------      -------
    Total Liabilities                      145            38           76
                                       -------        ------      -------
Net Assets Available for Benefits     $317,459       $85,498     $124,406
                                       =======        ======      =======

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY EACH INVESTMENT
         FUND - Continued
                                               December 31, 1993
                                         --------------------------------
                                                     Special
                                        Growth        Growth
                                         Stock         Stock         Loan
                                         Fund          Fund          Fund
                                               Participant Directed
                                       -------       -------       ------
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated
       (345,362 shares at cost
       of $1,062,723)                 $      -       $     -      $     -

  Investment in securities of
    unaffiliated issuers:
      Short-term investments
       (367,109 units at cost
       which approximates fair
       value)

  Investment in The Society Funds
    of Society National Bank:
      Intermediate Income Fund
       (8,594 units at cost
       of $85,922)
      Value Stock Fund (12,320
       units at cost of
       $123,226)
      Growth Stock Fund (11,060
       units at cost of
       $110,570)                       110,930
      Special Growth Stock Fund
       (16,459 units at cost of
       $164,345)                                     168,872
      Loan Fund (56,098 units at
       cost which approximates
       fair value)                                                 56,098
                                       -------       -------       ------
                                       110,930       168,872       56,098
  Other assets                              45            70            -
                                       -------       -------       ------
    Total Assets                       110,975       168,942       56,098

Liabilities:
  Pending Purchases                          -             -            -
  Fees and Expenses                         62            72            -
                                       -------       -------       ------
    Total Liabilities                       62            72            -
                                       -------       -------       ------
Net Assets Available for Benefits     $110,913      $168,870      $56,098
                                       =======       =======       ======

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY EACH
         INVESTMENT FUND

                                                  December 31, 1994
                                              ---------------------------
                                                 Reliability Incorporated
                                                      Common Stock Fund
                                                                 Non-Par-
                                         Total   Participant     ticipant
                                          Plan     Directed      Directed
                                       -------  ------------     --------
Investment income:
  Interest                          $   31,494      $     67    $     445
  Realized (loss) on disposition
    of securities                      (45,448)          (21)        (142)
                                     ---------       -------     --------
    Total investment income (loss)     (13,954)           46          303

Unrealized appreciation
  (depreciation) in fair value
    of investments                    (334,584)      (43,671)    (290,664)

Contributions:
  Employee                             211,171        22,129            -
  Employer                              64,047             -       64,047
  Employer voluntary                    42,369             -       42,369
                                     ---------       -------     --------
    Total contributions                317,587        22,129      106,416

Withdrawals and terminations           (98,622)      (15,076)     (58,889)

Fees and expenses                       (9,066)            -       (8,042)

Investment transfers                         -       (18,235)     (11,424)
Transfers (to) from Loan Fund                -          (505)           -
Forfeitures                                  -             -         (188)
                                     ---------       -------     --------
    Net increase (decrease)           (138,639)      (55,312)    (262,488)

Net assets available for
   benefits at beginning of year     2,030,808       169,348      998,216
                                     ---------       -------     --------
Net assets available for benefits
  at end of year                    $1,892,169      $114,036    $ 735,728
                                     =========       =======     ========

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY EACH
         INVESTMENT FUND - Continued

                                                December 31, 1994
                                      -----------------------------------
                                          EB          Inter-
                                         Money       mediate        Value
                                        Market        Income        Stock
                                         Fund          Fund          Fund
                                             Participant Directed
                                       -------       -------        -----
Investment income:
  Interest                            $ 14,808      $  5,403     $  4,378
  Realized (loss) on disposition
    of securities                            -        (7,055)      (2,973)
                                       -------       -------      -------
    Total investment income (loss)      14,808        (1,652)       1,405

Unrealized appreciation
  (depreciation) in fair value
    of investments                           -           (50)        (158)

Contributions:
  Employee                              30,198        26,444       41,567
  Employer                                   -             -            -
  Employer voluntary                         -             -            -
                                       -------       -------      -------
    Total contributions                 30,198        26,444       41,567

Withdrawals and terminations           (22,592)            -            -

Fees and expenses                       (1,024)            -            -

Investment transfers                    48,899       (16,967)      13,941
Transfers (to) from Loan Fund           (7,946)        1,137          500
Forfeitures                                188             -            -
                                       -------       -------      -------
    Net increase (decrease)             62,531         8,912       57,255

Net assets available for
   benefits at beginning of year       317,459        85,498      124,406
                                       -------       -------      -------
Net assets available for benefits
  at end of year                      $379,990      $ 94,410     $181,661
                                       =======       =======      =======

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY EACH
         INVESTMENT FUND - Continued

                                                December 31, 1994
                                        ---------------------------------
                                                     Special
                                        Growth       Growth
                                        Stock         Stock          Loan
                                         Fund         Fund           Fund
                                              Participant Directed
                                       -------       -------         ----
Investment income:
  Interest                            $  1,740      $    851      $ 3,802
  Realized (loss) on disposition
    of securities                       (1,266)      (33,991)           -
                                       -------       -------       ------
    Total investment income (loss)         474       (33,140)       3,802

Unrealized appreciation
  (depreciation) in fair value
    of investments                         (22)          (19)           -

Contributions:
  Employee                              58,233        32,600            -
  Employer                                   -             -            -
  Employer voluntary                         -             -            -
                                       -------       -------       ------
    Total Contributions                 58,233        32,600            -

Withdrawals and terminations                 -        (2,065)           -

Fees and expenses                            -             -            -

Investment transfers                   (19,075)        2,861            -
Transfers (to) from Loan Fund            4,296        (1,529)       4,047
Forfeitures                                  -             -            -
                                       -------       -------       ------
    Net increase (decrease)             43,906        (1,292)       7,849

Net assets available for benefits
  at beginning of year                 110,913       168,870       56,098
                                       -------       -------       ------
Net assets available for benefits
  at end of year                      $154,819      $167,578      $63,947
                                       =======       =======       ======

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY EACH
         INVESTMENT FUND - Continued

                                            December 31, 1993
                                  ---------------------------------------
                                                                     EB
                                                                   Money
                                              Reliability Inc.     Market
                                    Total    Common stock Fund      Fund
                                    Plan               Non-Part-   Parti-
                                          Participant  ticipant    cipant
                                            Directed   Directed  Directed
                                   -----  ------------ ---------  -------
Investment income:
  Interest                       $   18,070 $      63   $    389 $ 15,722
  Realized gain on disposition
    of securities                   111,392    13,790     84,545        -
                                  ---------  --------    -------  -------
    Total investment income         129,462    13,853     84,934   15,722

Unrealized appreciation
  (depreciation) in fair value
    of investments                  644,525    89,585    549,258        -

Contributions:
  Employee                          176,975    11,215              40,746
  Employer                           62,892         -     62,892        -
  Employer voluntary                 41,841         -     41,841        -
                                  ---------  --------    -------  -------
    Total Contributions             281,708    11,215    104,733   40,746

Withdrawals and terminations       (312,896)  (23,032)   (82,619)(201,411)

Fees and expenses                   (10,193)        -     (6,560)  (2,284)

Investment transfers                      -   (81,063)  (117,594) 496,907
Transfers (to) from Loan Fund             -    (4,442)         -  (40,931)
Forfeitures                               -         -     (8,710)   8,710
                                  ---------  --------    -------  -------
Net increase (decrease)             732,606     6,116    523,442  317,459

Net assets available for
  benefits at beginning of year   1,298,202   163,232    474,774        -
                                  ---------   -------    -------  -------
Net assets available for
  benefits at end of year        $2,030,808  $169,348   $998,216 $317,459
                                  =========   =======    =======  =======

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY EACH
         INVESTMENT FUND - Continued

                                              December 31, 1993
                                       ----------------------------------
                                        Inter-                    Special
                                       mediate   Value     Growth Growth
                                       Income    Stock     Stock   Stock
                                         Fund     Fund      Fund   Fund
                                             Participant Directed
                                       -------   ------   ------- -------

Investment income:
  Interest                             $   263 $    141  $     71$     55
  Realized gain on disposition
    of securities                        1,467    3,346     2,653   5,591
                                        ------  -------   ------- -------
    Total investment income              1,730    3,487     2,724   5,646

Unrealized appreciation
  (depreciation) in fair value
  of investments                          (407)   1,202       360   4,527

Contributions:
  Employee                              24,163   27,126    49,945  23,780
  Employer                                   -        -         -       -
  Employer voluntary                         -        -         -       -
                                        ------  -------   ------- -------
    Total Contributions                 24,163   27,126    49,945  23,780

Withdrawals and terminations            (2,106)  (1,043)   (2,401)   (284)

Fees and expenses                         (254)    (432)     (354)   (309)

Investment transfers                    64,616   98,316    63,746 135,268
Transfers (to) from Loan Fund           (2,244)  (4,250)   (3,107)    242
Forfeitures                                  -        -         -       -
                                        ------  -------   ------- -------
Net increase (decrease)                 85,498  124,406   110,913 168,870

Net assets available for benefits
  at beginning of year                       -        -         -       -
                                        ------  -------   ------- -------
Net assets available for benefits
  at end of year                       $85,498 $124,406  $110,913$168,870
                                        ======  =======   ======= =======

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY EACH
         INVESTMENT FUND - Continued

                                                    December 31, 1993
                                                 ------------------------
                                                          Short
                                                 Loan     Term    Equity
                                                 Fund     Fund     Fund
                                                  Participant Directed
                                                 ----    ------    ------

Investment income:
  Interest                                   $  1,366  $       -$       -
  Realized gain on disposition
    of securities                                   -          -        -
                                              -------   -------- --------
    Total investment income                     1,366          -        -

Unrealized appreciation
  (depreciation) in fair value
    of investments                                  -          -        -

Contributions:
  Employee                                          -          -        -
  Employer                                          -          -        -
  Employer voluntary                                -          -        -
                                               ------   -------- --------
    Total Contributions                             -          -        -

Withdrawals and terminations                        -          -        -

Fees and expenses                                   -          -        -

Investment transfers                                -   (317,355)(342,841)
Transfers (to) from Loan Fund                  54,732          -        -
Forfeitures                                         -          -        -
                                               ------   -------- --------
Net increase (decrease)                        56,098   (317,355)(342,841)

Net assets available for benefits
  at beginning of year                              -    317,355  342,841
                                               ------   -------- --------
Net assets available for benefits
  at end of year                              $56,098  $       -$       -
                                               ======   ======== ========

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY EACH
        INVESTMENT FUND - Continued

                                                  December 31, 1992
                                            -----------------------------
                                                      Reliability Inc.
                                                     Common Stock Fund
                                                                 Non-Par-
                                            Total   Participant  ticipant
                                            Plan      Directed   Directed
                                            ------  ------------ --------

Investment income:
  Interest                                $   14,277    $    148 $    496
  Realized gain (loss) on
    disposition of securities                 78,775      (1,157)  (3,863)
                                           ---------     -------  -------
    Total investment
      income (loss)                           93,052      (1,009)  (3,367)

Unrealized appreciation
  (depreciation) in fair
  value of investments                        49,770      25,357   84,660

Contributions:
  Employee                                   129,308      30,502        -
  Employer                                    58,819           -   58,819
  Employer voluntary                          62,508           -   62,508
                                           ---------     -------  -------
    Total contributions                      250,635      30,502  121,327

Withdrawals and terminations                (134,748)    (13,651) (45,577)

Investment transfers                               -       9,911        -
                                           ---------     -------  -------
  Net increase                               258,709      51,110  157,043

Net assets available for
  benefits at beginning
  of year                                  1,039,493     112,122  317,731
                                           ---------     -------  -------
Net assets available for
  benefits at end of year                 $1,298,202    $163,232 $474,774
                                           =========     =======  =======

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY EACH
        INVESTMENT FUND - Continued

                                                        December 31, 1992
                                                        -----------------
                                                                   Short-
                                                          Equity    Term
                                                           Fund     Fund
                                                      Participant Directed
                                                         -------  -------

Investment income:
  Interest                                              $    821 $ 12,812
  Realized gain (loss) on
    disposition of securities                             83,795        -
                                                         -------  -------
    Total investment
      income (loss)                                       84,616   12,812

Unrealized appreciation
  (depreciation) in fair
  value of investments                                   (60,247)       -

Contributions:
  Employee                                                51,364   47,442
  Employer                                                     -        -
  Employer voluntary                                           -        -
                                                         -------  -------
    Total contributions                                   51,364   47,442

Withdrawals and terminations                             (35,399) (40,121)

Investment transfers                                       9,250  (19,161)
                                                         -------  -------
  Net increase                                            49,584      972

Net assets available for
  benefits at beginning
  of year                                                293,257  316,383
                                                         -------  -------
Net assets available for
  benefits at end of year                               $342,841 $317,355
                                                         =======  =======


NOTE G - SUBSEQUENT EVENT

Subsequent to December 31, 1994, the Board of Directors of the Company authorized the selection of a new trust company to manage and administer the Plan. Plan assets were transferred to the new trust company during January 1995. In anticipation of this transfer, the Plan investments were liquidated and invested in short-term investments in the EB Money Market Fund prior to December 31, 1994.

                     ADDITIONAL FINANCIAL INFORMATION

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN

                       LINE 27a - SCHEDULE OF ASSETS
                       HELD FOR INVESTMENT PURPOSES

                                           December 31, 1994
                                ------------------------------------
                                  Shares                     Fair
                                 or Units       Cost         Value
                                 --------       ----         -----
Common stocks:
   Reliability Incorporated       335,918    $1,045,604  $  797,805
                                              ---------   ---------
Investment in The Victory Funds
 of KeyCorp:
   Intermediate Income Fund            73           719         668
   Value Stock Fund                   452         4,509       4,380
   Growth Stock Fund                  118         1,183       1,163
   Special Growth Stock Fund           12           123         106
                                              ---------   ---------
                                                  6,534       6,317
                                              ---------   ---------

Short-term investments          1,018,730     1,018,730   1,018,730
                                              ---------   ---------

Loan Fund - Participant Loans
 (Interest Rates:  7% - 9.5%)      63,636        63,636      63,636
                                              ---------   ---------
   TOTAL INVESTMENTS                         $2,134,504  $1,886,488
                                              =========   =========





























                          See accompanying notes.

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN

                      LINE 27a - SCHEDULE OF ASSETS
                 HELD FOR INVESTMENT PURPOSES - continued

                                          December 31, 1993
                                 ---------------------------------
                                  Shares                   Fair
                                 or Units       Cost       Value
                                 --------       ----       -----
Common stocks:
  Reliability Incorporated        345,362    $1,062,723  $1,165,597
                                              ---------   ---------
Investment in The Society Funds
 of Society National Bank
   Intermediate Income Fund         8,594        85,922      85,515
   Value Stock Fund                12,320       123,226     124,428
   Growth Stock Fund               11,060       110,570     110,930
   Special Growth Stock Fund       16,459       164,345     168,872
                                              ---------   ---------
                                                484,063     489,745
                                              ---------   ---------

Short-term investments            367,109       367,109     367,109
                                              ---------   ---------

Loan Fund - Participant Loans
 (Interest Rate: 7%)               56,098        56,098      56,098
                                              ---------    --------
   TOTAL INVESTMENTS                         $1,969,993  $2,078,549
                                              =========   =========





























                          See accompanying notes.

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN

                             December 31, 1994

          LINE 27e and 27f - SCHEDULE OF NON-EXEMPT TRANSACTIONS


There were no transactions involving a party-in-interest, as defined by the Employee Retirement Income Security Act in Title I, Sec. 3(14), during the years ended December 31, 1994 and 1993, which were not disclosed elsewhere in the financial statements, notes, or schedules.




         LINE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS


There were no loans or fixed income obligations in default or uncollectible at December 31, 1994 and 1993.




                LINE 27c - SCHEDULE OF LEASES IN DEFAULT OR
                        CLASSIFIED AS UNCOLLECTIBLE


There were no leases in default or uncollectible at December 31, 1994 and 1993.






























                          See accompanying notes.

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN

               LINE 27d - SCHEDULE OF REPORTABLE TRANSCTIONS

                                         1994
                     ----------------------------------------------------
                     Purchases   Dispositions  Dispositions Gain(Loss) on
                       Price         Cost         Price      Dispositions
                     ---------   ------------  ------------  ------------

Common stocks:
  Reliability
    Incorporated     $  158,739 (1)  $175,858     $192,032 (2)    $ 16,174
                      =========       =======      =======         =======

Investment in The
   Victory Funds of
   KeyCorp:
    Intermediate
      Income Fund        30,722 (3)  115,926       108,466 (4)      (7,460)
    Value Stock Fund     63,512 (5)  182,229       177,429 (6)      (4,800)
    Growth Stock Fund    71,723 (7)  181,110       179,505 (8)      (1,605)
    Special Growth
      Stock Fund         40,651 (9)  204,874       175,407(10)     (29,467)
                      ---------      -------       -------         -------
                     $  206,608     $684,139      $640,807        $(43,332)
                      =========      =======       =======         =======

Short-term
  investment funds   $1,318,473(11) $666,852      $666,852(12)    $      -
                      =========      =======       =======         =======

Number of transactions:

 (1) -19           (2) -  17
 (3) -35           (4) -   7
 (5) -25           (6) -  13
 (7) -24           (8) -  16
 (9) -28          (10) -   9
(11) -192         (12) - 189




















                          See accompanying notes.

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN

              LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                                             1993
                     ----------------------------------------------------
                     Purchases   Dispositions  Dispositions Gain(Loss) on
                       Price         Cost         Price      Dispositions
                     ---------   ------------  ------------  ------------
Common stocks:
  Reliability
    Incorporated    $  150,140 (1)$  227,054   $  327,179 (2)    $100,125
                     =========     =========    =========         =======

Investment in The
  Society Funds of
  Society National
  Bank:
    Intermediate
      Income Fund      171,068 (3)    85,146       86,613 (4)       1,467
    Value Stock Fund   242,701 (5)   119,475      122,821 (6)       3,346
    Growth Stock Fund  220,901 (7)   110,332      112,985 (8)       2,653
    Special Growth
      Stock Fund       300,427 (9)   136,081      141,672(10)       5,591
                     ---------     ---------    ---------         -------
                    $  935,097    $  451,034   $  464,091        $ 13,057
                     =========     =========    =========         =======
Short-term
  investment funds:
    EB Money Market
      Fund          $1,407,566(11)$1,040,456   $1,040,456(12)    $      -
    Ameritrust Texas
      Money Market
        Fund                 -       696,997      696,997(13)           -
                     ---------     ---------    ---------         -------
                    $1,407,566    $1,737,453   $1,737,453        $      -
                     =========     =========    =========         =======

Number of transactions:

 (1) -      15          (2) -  22
 (3) -      27          (4) -  15
 (5) -      34          (6) -  19
 (7) -      29          (8) -  26
 (9) -      34         (10) -  16
(11) -      125        (12) - 149
(13) -      1













                          See accompanying notes.

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN

              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                          1992
                     ----------------------------------------------------
                     Purchases   Dispositions  Dispositions Gain(Loss) on
                        Price         Cost         Price     Dispositions
                     ---------   ------------  ------------  ------------
Common stocks:
  Reliability
    Incorporated    $  143,430 (1)  $  7,054     $  2,034 (2)   $ (5,020)
                     =========       =======      =======        =======
Equity funds:
  Ameritrust Texas
    Stock Fund     $   11,000  (3)  $ 87,915     $124,970 (4)   $ 37,055
  Ameritrust Texas
    Value Stock Fund   11,699  (5)    95,191      122,613 (6)     27,422
  Ameritrust Texas
    Special Situation
    Stock Fund          9,800  (7)    40,534       56,838 (8)     16,304
  Ameritrust Texas
    International
    Stock Fund          2,400  (9)    30,255       33,269(10)      3,014
                    ---------        -------      -------        -------
                   $   34,899       $253,895     $337,690       $ 83,795
                    =========        =======      =======        =======
Short-term investment
  funds:
    Ameritrust Texas
    Cash Management
      Fund          $   1,480 (11)  $338,446     $338,446(12)   $      -
    Ameritrust Texas
      Money Market
       Fund         1,129,032 (13)   432,035      432,035(14)          -
                    ---------        -------      -------        -------
                   $1,130,512       $770,481     $770,481       $      -
                    =========        =======      =======        =======

Number of transactions:

(1)  -  15        (8)   -    1
(2)  -   1        (9)   -    2
(3)  -   3        (10)  -    1
(4)  -   1        (11)  -    2
(5)  -   3        (12)  -    5
(6)  -   1        (13)  -  114
(7)  -   3        (14)  -   71












                          See accompanying notes.

                         RELIABILITY INCORPORATED
                        EMPLOYEE STOCK SAVINGS PLAN

                                SIGNATURES
                                ----------

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

RELIABILITY INCORPORATED EMPLOYEE
STOCK SAVINGS PLAN AND TRUST



/s/ Max T. Langley
- ------------------------
Max T. Langley
Administrative Committee Member                       Date: June 29, 1995

                         RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                             INDEX TO EXHIBITS

Exhibit                                                              Page
 Number                   Description of Exhibits                   Number
- -------                   -----------------------                   ------

  23.       Consent of Independent Public Accountants dated        Page 33
            June 28, 1995.